CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor,
New York, NY 10001

July 13, 2021

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	CleanTech Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-256578) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on July 14, 2021, or as soon thereafter as practicable.

Very truly yours,

CleanTech Acquisition Corp.

By:	/s/ Eli Spiro
	Name:	Eli Spiro
	Title:	Chief Executive Officer